

16012983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Teleport Drive, Suite 107
(No. and Street)

Staten Island (City) New York (State) 10311-1006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRES/CEO

Title



Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)

Statement of Financial Condition

Year Ended December 31, 2015

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)
December 31, 2015

Table of Contents



Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RJL Capital Group, LLC
Staten Island, New York

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC as of December 31, 2015. The statement of financial condition is the responsibility of RJL Capital Group, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of RJL Capital Group, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2016

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	25,723
Due from Clearing Broker		88,367
Deposit with Clearing Broker		610,012
Other Receivables		2,442
Prepaid Expenses		9,711
Furniture and Fixtures, net		73,912
Lease Security Deposit		6,937
Other Assets		7,138
TOTAL ASSETS	$	824,242

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	251,255
MEMBER'S EQUITY		572,987
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	824,242

See Independent Auditors' Report and
Notes to Financial Statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

RJL Capital Group LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective April 20, 2012.

The Company is a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities, options and fixed income securities for institutional clients.

Since the Company is a limited liability company, the member(s) is/are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

RJL Capital Group is an entity controlled by a sole member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company has engaged in a single line of business as a securities broker-dealer, which comprises several classes of services

The Company employs the accrual method of accounting for financial reporting purposes

Income Taxes

Income taxes are not payable by, or provided for, the Company. The sole Member is taxed individually on the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for New York City unincorporated business tax based on Company income, if applicable.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Furniture and Fixtures

Furniture and fixtures are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commission and Revenue Recognition

Commissions, fees, and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions are earned for the execution of customer orders directly by the Company. Fees are based on a monthly charge billed to the clearing firm for transactions settled through a customers' prime broker account. The Company does not execute orders for the fees received.

Deposits with Clearing Brokers

The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreement.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Exclusive benefit of the customer
The Company maintained a special reserve bank account for exclusive benefit of the customers. The balance of this account was $17,870 at December 31, 2015.

Subsequent Events Evaluation Date
The LLC has evaluated all subsequent events from the date of the balance sheet, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

3. **EMPLOYEE BENEFIT PLAN**

The Company sponsors a 401(k) plan, the RJL Capital Group, LLC 401(k) Profit Sharing Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 6% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period. Costs charged to operations in 2015 related to this Plan were $67,499, inclusive of a formulaic statutory safe harbor payment of $14,499.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $475,288, which was $458,538 in excess of its required net capital of $16,750. The Company's percentage of aggregate indebtedness to net capital was 52.86%.

5. **RELATED PARTY TRANSACTIONS**

During 2015 the Company utilized Mezzoware Systems LLC, a technology service provider existing under common ownership. The total cost incurred by the Company during 2015 amounted to $65,389.

6. **SIGNIFICANT CUSTOMERS**

Commission income from three customers each amounted to more than 10% of the total commission income in 2015. Customer A amounted to 27%, customer B amounted to 37% and customer C amounted to 33% of the total commission income in 2015.

7. **OFF BALANCE SHEET CREDIT RISK**

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

8. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. RECEIVABLE FROM/DUE TO CLEARING BROKERS

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

10. FURNITURE AND FIXTURES

Furniture and fixtures	$	168,812
Leasehold Improvements		11,271
		180,083
Less accumulated depreciation and amortization		(106,171)
Furniture and fixtures, net	$	73,912

Depreciation expense for the year ended December 31, 2015 was $26,740

11. OPERATING LEASE COMMITMENTS

The Company leases certain office space that is classified as an operating lease for financial statement purposes. The term of the space leased in Staten Island, New York is approximately five years. The lease began in November 2011. Total rental expense for the operating lease is $67,826

In June 2015, the Company entered into a sublease agreement for office space in New York City. The term of this sub-lease is on a month-to-month basis. The rental expense for the sub-lease is $12,742.

Future lease payments for non-cancelable leases

Fiscal Year		Amount
2016	$	37,351
Total	$	37,351